EXHIBIT 99.1

Kinross to announce 2025 Q4/full-year results and 2026 guidance on February 18, 2026

Company also provides 2026 quarterly reporting dates

TORONTO, Jan. 22, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) will release its 2025 fourth-quarter and full-year financial statements and operating results on Wednesday, February 18, 2026, after market close. The Company will also provide its full-year 2026 guidance, mineral reserve, and mineral resource statement as of December 31, 2025, and an exploration and project update. Kinross will hold a conference call and audio webcast on Thursday, February 19, 2026, at 8:00 a.m. ET to present the results, followed by a question-and-answer session.

The call-in numbers for the conference call on Thursday, February 19, 2026, at 8:00 a.m. ET are as follows:

Canada & US toll-free – (888) 596-4144; Conference ID: 9425112
Outside of Canada & US – +1 (646) 968-2525; Conference ID: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Conference ID: 9425112 #
Outside of Canada & US – +1 (609) 800-9909; Conference ID: 9425112 #

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Kinross’ quarterly reporting schedule for the remainder of 2026 will be as follows:

  Q1 2026 – Wednesday, April 29, 2026; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, April 30, 2026, at 8:00 a.m. ET.

  Annual Meeting of Shareholders – Thursday, April 30, 2026; the meeting will be held at 10:00 a.m. ET.

  Q2 2026 – Wednesday, July 29, 2026; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, July 30, 2026, at 8:00 a.m. ET.

  Q3 2026 – Wednesday, October 28, 2026; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, October 29, 2026, at 8:00 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Senior Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation